Delisting Determination,The Nasdaq Stock Market, LLC,
November 14, 2008, Washington Mutual, Inc. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the warrant of Washington Mutual, Inc.
(the Company), effective at the opening of the trading session on November 24, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4340(b), 4450(f), and IM-4300. The Company was notified of the Staffs determination on October 28, 2008. The Company did not appeal the Staff determination to the Hearings
Panel, and the Staff determination to delist the Company became final on November 6, 2008.